Exhibit 12.1

KILROY REALTY CORPORATION

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations	$18,937	$35,754	$45,849	$44,560	$47,741
Plus Fixed Charges:
Interest expense (including amortization of loan costs)	59,941	46,119	45,346	40,762	43,541
Capitalized interest and loan costs	10,015	9,683	18,132	19,516	11,309
Estimate of interest within rental expense	997	871	871	871	871
Distributions on Cumulative Redeemable Preferred units	5,588	5,588	5,588	5,588	5,588

Fixed Charges	76,541	62,261	69,937	66,737	61,309
Plus: Amortization of capitalized interest(1)	4,348	4,067	3,669	3,132	2,691
Less: Capitalized interest and loan costs	(10,015)	(9,683)	(18,132)	(19,516)	(11,309)
Less: Distributions on Cumulative Redeemable Preferred units	(5,588)	(5,588)	(5,588)	(5,588)	(5,588)

Earnings	$84,223	$86,811	$95,735	$89,325	$94,844

Combined Fixed Charges and Preferred Dividends:
Fixed Charges (from above)	76,541	62,261	69,937	66,737	61,309
Preferred Dividends	9,608	9,608	9,608	9,608	9,608

Combined Fixed Charges and Preferred Dividends	86,149	$71,869	$79,545	$76,345	$70,917

Consolidated ratio of earnings to fixed charges	1.10x	1.39x	1.37x	1.34x	1.55x

Consolidated ratio of earnings to combined fixed charges and preferred dividends	0.98x	1.21x	1.20x	1.17x	1.34x

Deficiency	$1,926

(1)	Amount represents an estimate of capitalized interest that has been amortized each year based on our established depreciation policy and an analysis of total interest costs and loan costs capitalized since 1997.

We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capitalized interest, reduced by capitalized interest and loan costs and distributions on Series A cumulative redeemable preferred units. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs, an estimate of the interest within rental expense, and distributions on cumulative redeemable preferred units.

We have computed the consolidated ratio of earnings to combined fixed charges and preferred dividends by dividing earnings by combined fixed charges and preferred dividends. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capitalized interest, reduced by capitalized interest and loan costs and distributions on Series A cumulative redeemable preferred units. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs, an estimate of the interest within rental expense, and distributions on Series A cumulative redeemable preferred units.